NETWOLVES CORPORATION
                            4002 Eisenhower Boulevard
                                    Suite 101
                              Tampa, Florida 33634


                                     June 15, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.    20549

Re:  NetWolves Corporation
     Registration Statement on Form S-3
     File No. 333-116199

Ladies and Gentlemen:

     Reference is made to the registration statement on Form S-3 by NetWolves Corporation (the "Registrant") on June 4, 2004 with Registration Number 333-116199 (the "Registration Statement"). Please be advised that the Registrant hereby amends the facing page of the Registration Statement to state, in accordance with Section 8(a) of the Securities Act, as amended, and Rule 473 thereunder, that:

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     If you have any questions with respect to the above, please do not hesitate to contact the undersigned at (813) 296-8644.

                                   Very truly yours,

                                  NETWOLVES CORPORATION

                                 /s/ Peter C. Castle

                                 By:    Peter C. Castle
                                 Title: Vice President-Finance
                                 Chief  Financial Officer